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October 26, 2009

Via EDGAR

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Mail Stop 3561

Oilsands Quest Inc. — Amendment No. 1 to

Registration Statement on Form S-1 (File No. 333-162023)

Ladies and Gentlemen:

On behalf of Oilsands Quest Inc. (“Oilsands” or the “Company”), we hereby submit the responses of the Company to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from H. Roger Schwall, dated October 16, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. We will, on behalf of the Company, submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) of the Company, together with Exhibits, marked to indicate changes from the Company’s Registration Statement as filed with the Commission on September 21, 2009.

General

1.

It appears that you intend to conduct a primary offering of common stock, warrants, units and subscription receipts on a delayed basis. Please tell us which provision of Securities Act Rule 415 you are relying upon with respect to such offering.

U.S. Securities and Exchange Commission	2

Response to Comment 1:

Amendment No. 1 will reflect the deletion of all references to a primary offering of common stock, warrants, units and subscription receipts.

2.

You state at page 1 that the prospectus also relates to the resale from time to time by certain selling shareholders who may purchase your common stock, warrants, units and/or subscription receipts from you in privately negotiated transactions. If such securities have not yet been sold to the selling shareholders, it is not appropriate to register the resale of such securities at this time. See Securities Act Compliance and Disclosure Interpretations Question 134.01, available at: www.sec.gov. Please remove such shares from the registration statement or advise us how it is appropriate for you to register such sales at this time.

Response to Comment 2:

Amendment No. 1 will reflect the deletion of this disclosure from the prospectus.

3.

We note your disclosure that you intend to describe the specific terms and manner of offering of your shares of common stock, warrants, units and/or subscription receipts (including the names of any selling shareholders) by providing a prospectus supplement each time you offer and issue, or the selling shareholders offer and sell, your securities. However, it does not appear that you may rely on Securities Act Rule 430B with respect to the use of such prospectus supplements

Response to Comment 3:

Amendment No. 1 will reflect the deletion of the references to any “prospectus supplements” in the prospectus.

Selling Securityholders, page 17

4.

For each selling shareholder that is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, we note your disclosure that CIBC World Markets, Inc. is an affiliate of a registered broker-dealer. Please disclose, if true, that CIBC World Markets, Inc. acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, please indicate that CIBC World Markets, Inc. is an underwriter.

Response to Comment 4:

While certain of the selling shareholders are affiliated with registered broker-dealers, none of the selling shareholders themselves are registered broker-dealers.  The exchangeable shares were issued in August 2006 in connection with the share exchange acquisition by the Company of the remaining common

U.S. Securities and Exchange Commission	3

shares of its controlled subsidiary, Oilsands Quest Sask Inc. ("OQI Sask"). In order to  provide a tax deferral to Canadian-resident shareholders of OQI Sask, the transaction was structured such that holders received exchangeable shares of OQI Sask rather than shares of common stock of the Company. The exchangeable shares are exchangeable at the holder's option, on a one-for-one basis into shares of Company common stock. The selling shareholders that are affiliated with broker-dealers acquired the shares reflected in the registration statement pursuant to such transaction as stockholders of the target company and for their own account, and did not have any arrangements or understandings with any person to distribute the securities.

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If you have any questions concerning the above responses, please do not hesitate to contact me at the above number.

Very truly yours,
/s/ Andrew J. Foley
ANDREW J. FOLEY

Attachments

cc:	Leigh Peters
Oilsands Quest Inc.

Craig Hoskins
Macleod Dixon LLP